Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Half Year Ended 30 September 2023
Key Information	Half Year Ended 30 September
	FY 2024 US$M	FY 2023 US$M	Movement
Net Sales From Ordinary Activities	1,953.1	1,998.5	Down	-2%
Profit From Ordinary Activities After Tax Attributable to Shareholders	309.5	330.5	Down	-6%
Net Profit Attributable to Shareholders	309.5	330.5	Down	-6%
Net Tangible Assets per Ordinary Share	US$3.31	US$2.58	Up	28%

Dividend Information
•On 8 November 2022, the Company announced the replacement of ordinary dividends with a share buyback program

Movements in Controlled Entities during the half year Ended 30 September 2023
There were no movements in controlled entities during the half year ended 30 September 2023.

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Review
The results and information included within this Report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the three months and Half Year Ended 30 September 2023

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements
5.	Half-Yearly Directors' Report

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2023 Annual Report which can be found on the company website at https://ir.jameshardie.com.au/financial-information/financial-results.